nada.

John Green <[redacted]

John from Nada -- Update on our community round

1 message

John @ Nada <[redacted]
To: [redacted]

Thu, Jul 13, 2023 at 7:45 PM

Hi Justin,

Thanks for your interest in investing in Nada! I have some exciting news to share, we have officially partnered with the Wefunder team to launch a new public investment opportunity with Nada. Last month when we announced this new opportunity there was over $5M expressed in interest - so, act fast to reserve your spot in this limited community investment round.

To officially reserve your spot in this round visit this link here.

For now, we are only extending this invitation to our current users who expressed an interest prior. So, please do not share this link.

Let me know if you have any issues accessing the page.

Onward,

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John Green (He/Him)
CEO & Co-founder | nada.co
Email: [redacted]
Mobile: [redacted]

Read about Nada on TechCrunch and FinLedger!

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